= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on November 30, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                  SCHEDULE TO-C
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                      ------------------------------------

                              EASTMAN KODAK COMPANY
                      (Name of Subject Company - - Issuer)
                      -------------------------------------

                              EASTMAN KODAK COMPANY
                      (Name of Filing Persons - - Offeror)
                     ---------------------------------------

                        OPTIONS TO PURCHASE COMMON STOCK,
                            PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                     ---------------------------------------
                                  JOYCE P. HAAG
                                    SECRETARY
                                 LAURENCE HICKEY
                               ASSISTANT SECRETARY
                              EASTMAN KODAK COMPANY
                         ROCHESTER, NEW YORK 14653-0218
                            TELEPHONE: (585) 724-4368
                            FACSIMILE: (585) 724-9549
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)
                     ---------------------------------------
                                   COPIES TO:
                              Deborah McLean Quinn
                                Nixon Peabody LLP
                            Clinton Square Suite 1300
                            Rochester, New York 14604
                            TELEPHONE: (585) 263-1307
                            FACSIMILE: (585) 263-1600

                           CALCULATION OF FILING FEE*

------------------------------------           ---------------------------------
     TRANSACTION VALUATION                          AMOUNT OF FILING FEE
------------------------------------           ---------------------------------
      Not Applicable                                  Not Applicable
------------------------------------           ---------------------------------

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

/_/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  ___________        FILING PARTY:  ____________________

FORM OR REGISTRATION NO.:  ________ DATE FILED:  November __, 2001

/_/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/_/      Third-party tender offer subject to Rule 14d-1.
/X/      Issuer tender offer subject to Rule 13e-4.
/_/      Going-private transaction subject to Rule 13e-3.
/_/      Amendment to Schedule 13D under Rule 13d-2.

/_/ CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
-------------  -----------------------------------------------------------------
99.1           Press Release

99.2 Letter to Employees from Dan Carp, Chairman and CEO and Patricia Russo, President and COO

99.3           Question and Answer Document for Employees of Eastman Kodak
               Company

99.4           Transcript of voice message from the Chairman to Employees

99.5 Summary document for use by management in discussions with the financial community

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2001

                                                  EASTMAN KODAK COMPANY

                                                  By:  /s/ Joyce P. Haag
                                                       ------------------------
                                                  Name:  Joyce P. Haag
                                                  Title:  Secretary


                                INDEX TO EXHIBITS

99.1        Press Release                                        Filed herewith

99.2        Letter to Employees from Dan Carp,                   Filed herewith
            Chairman and CEO and Patricia Russo,
            President and COO

99.3        Question and Answer Document for Employees           Filed herewith
            of Eastman Kodak Company


99.4        Transcript of voice message from the                 Filed herewith
            Chairman to employees

99.5        Summary document for use by management               Filed herewith
            in discussions with the financial community